UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 16, 2022, Global Blue Group Holding AG (the “Company”) provided to its shareholders an invitation to the Company’s extraordinary general meeting. The extraordinary general meeting is expected to take place on June 7, 2022 at 11:00am CEST at (5:00am ET) at the offices of Niederer Kraft Frey Ltd at Bahnhofstrasse 53, Zurich 8001, Switzerland. Due to the COVID-19 pandemic and in accordance with the Swiss Federal Council’s COVID-19 Ordinance 3, shareholders will not be permitted to be physically present at the extraordinary general meeting, and may exercise their voting rights at the extraordinary general meeting only by sending voting instructions to the independent proxy as set forth in the invitation to the extraordinary general meeting and the related proxy card.

Please refer to the invitation to the extraordinary general meeting attached as Exhibit 99.1 to this Form 6-K for the full proposals regarding the creation of new registered series B preferred shares with a nominal value of CHF 0.01 which are convertible into registered common shares of the Company (the “Series B Preferred Shares”), changes to the common authorized share capital, creation of a new Series B Preferred Share authorized share capital and certain related amendments to the Articles of Association. Additionally, please refer to the invitation to the extraordinary general meeting for directors nominated for election. Two new directors have been nominated for election. Guoming Cheng has been nominated to replace Yulei Wang, who resigned earlier this year. The decision was not a result of any disagreement with the Company. Tom Klein has been nominated as a new member of the board of directors, with such election, if approved by the shareholders, effective only upon the entering of the first issuance by the Company of Series B Preferred Shares in the commercial register of the Canton of Zurich. The above description of the invitation to the extraordinary general meeting of the Company is qualified in its entirety by reference to Exhibit 99.1.

On May 16, 2022, the Company provided to its Series A Preferred Share shareholders an invitation to the Company’s special meeting for class of the Series A Preferred Shares. The special meeting is expected to take place on June 7, 2022 at 11:20am CEST at (5:20am ET) at the offices of Niederer Kraft Frey Ltd at Bahnhofstrasse 53, Zurich 8001, Switzerland at the conclusion of the extraordinary general meeting. Due to the COVID-19 pandemic and in accordance with the Swiss Federal Council’s COVID-19 Ordinance 3, shareholders holding Series A Preferred Shares will not be permitted to be physically present at the special meeting, and may exercise their voting rights at the special meeting only by sending voting instructions to the independent proxy as set forth in the invitation to the special meeting and the related proxy card.

Please refer to the invitation to the special meeting attached as Exhibit 99.3 to this Form 6-K for the full proposals regarding the creation of Series B Preferred Shares, changes to the common authorized share capital, creation of a new Series B Preferred Share authorized share capital and certain related amendments to the Articles of Association. The above description of the invitation to the special meeting for class of the Series A Preferred Shares is qualified in its entirety by reference to Exhibit 99.3.

This report on Form 6-K and the exhibit hereto shall be deemed to be incorporated by reference in the registration statements on Form F-3 (No. 333-259200) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2022

GLOBAL BLUE GROUP HOLDING AG

By:         /s/ Jacques Stern
Name:         Jacques Stern
Title:         Chief Executive Officer

EXHIBIT INDEX

Exhibit number	Description
99.1	Invitation to the Extraordinary General Meeting
99.2	Extraordinary General Meeting Proxy Card
99.3	Invitation to the Special Meeting
99.4	Special Meeting Proxy Card

Exhibit 99.2

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet - QUICK □□□ EASY
IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail

GLOBAL BLUE GROUP HOLDING AG

Your Internet vote authorizes the independent proxy to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 8:00 a.m., Eastern Time, 2:00 p.m. CEST on June 6, 2022.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

NO VOTING IN PERSON AT THE MEETING
Shareholders may only exercise their rights by providing voting instructions to the independent proxy timely in advance of the Extraordinary General Meeting 2022.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▯ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▯

PROXY

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE DIRECTOR NOMINEES NAMED IN PROPOSALS 4.1 AND 4.2 AND "FOR" ON EACH OTHER PROPOSAL DESCRIBED HEREIN.

Please mark your votes like this **X**

Proposal	FOR	AGAINST	ABSTAIN
1. Creation of a New Share Class (Series B Preferred Shares), Changes to the Common Authorized Share Capital, Creation of a New Series B Preferred Authorized Share Capital and certain related Amendments to the Articles of Association.	☐	☐	☐
2. Determination of Class Voting Rights of the Holders of the Series A Preferred Shares and the Holders of the Series B Preferred Shares.	☐	☐	☐
3. Changes to Conditional Capital for Convertible Debt.	☐	☐	☐
4.1 Election of of Mr. Tom Klein	☐	☐	☐
4.2 Election of Mr. Guoming Cheng	☐	☐	☐
With regard to any new or modified proposals or agenda items properly put before the Extraordinary General Meeting by shareholders or the Board of Directors, to vote in accordance with the recommendation of the Board of Directors.	☐	☐	☐

CONTROL NUMBER

☐

Signature______________________________ **Signature, if held jointly**______________________________ **Date**__________, **2022**

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

▯ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▯

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

GLOBAL BLUE GROUP HOLDING AG

ADROIT Attorneys-at-Law, Kalchbühlstrasse 4, CH-8038 Zurich, Switzerland represented by Mr. Roger Föhn, with the power of substitution, independent proxy, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present at the Extraordinary General Meeting of Shareholders of Global Blue Group Holding AG to be held on Tuesday, June 7, 2022 and at any postponement or adjournment thereof.

SHARES REPRESENTED BY THIS PROXY WILL BE VOTED BY THE INDEPENDENT PROXY AS INDICATED WHEN PROPERLY EXECUTED. IF NO SUCH DIRECTIONS INDICATED, THE INDEPENDENT PROXY WILL VOTE IN FAVOR OF ALL PROPOSALS DESCRIBED IN THIS PROXY CARD. WITH REGARD TO ANY NEW OR MODIFIED PROPOSALS OR AGENDA ITEMS PROPERLY PUT BEFORE THE EXTRAORDINARY MEETING BY SHAREHOLDERS OR THE BOARD OF DIRECTORS, IF NO DIRECTIONS ARE INDICATED, THE INDEPENDENT PROXY WILL VOTE IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS.

(Continued, and to be marked, dated and signed, on the other side)

Exhibit 99.4

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet - QUICK □□□ EASY
IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail

GLOBAL BLUE GROUP HOLDING AG

Your Internet vote authorizes the independent proxy to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 8:00 a.m., Eastern Time, 2:00 p.m. CEST on June 6, 2022.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

NO VOTING IN PERSON AT THE MEETING
Holders of Series A Preferred Shares may only exercise their rights by providing voting instructions to the independent proxy timely in advance of the Special Meeting of the Holders of Series A Preferred Shares.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▯ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▯

PROXY

Please mark your votes like this **X**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ON THE PROPOSALS DESCRIBED HEREIN.

	FOR	AGAINST	ABSTAIN
1. Creation of a New Share Class (Series B Preferred Shares), Changes to the Common Authorized Share Capital, Creation of a New Series B Preferred Authorized Share Capital and certain related Amendments to the Articles of Association.	☐	☐	☐
2. Determination of Class Voting Rights of the Holders of the Series A Preferred Shares and the Holders of the Series B Preferred Shares.	☐	☐	☐
With regard to any new or modified proposals or agenda items properly put before the Special Meeting of the Holders of Series A Preferred Shares by shareholders or the Board of Directors, to vote in accordance with the recommendation of the Board of Directors.	☐	☐	☐

CONTROL NUMBER

Signature____________________________ **Signature, if held jointly**____________________________ **Date**__________, **2022**

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

▯ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▯

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

GLOBAL BLUE GROUP HOLDING AG

ADROIT Attorneys-at-Law, Kalchbühlstrasse 4, CH-8038 Zurich, Switzerland represented by Mr. Roger Föhn, with the power of substitution, independent proxy, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present at the Special Meeting of the Holders of Series A Preferred Shares of Global Blue Group Holding AG to be held on Tuesday, June 7, 2022 and at any postponement or adjournment thereof.

SERIES A PREFERRED SHARES REPRESENTED BY THIS PROXY WILL BE VOTED BY THE INDEPENDENT PROXY AS INDICATED WHEN PROPERLY EXECUTED. IF NO SUCH DIRECTIONS INDICATED, THE INDEPENDENT PROXY WILL VOTE IN FAVOR OF ALL PROPOSALS DESCRIBED IN THIS PROXY CARD. WITH REGARD TO ANY NEW OR MODIFIED PROPOSALS OR AGENDA ITEMS PROPERLY PUT BEFORE THE SPECIAL MEETING OF THE HOLDERS OF SERIES A PREFERRED SHARES BY SHAREHOLDERS OR THE BOARD OF DIRECTORS, IF NO DIRECTIONS ARE INDICATED, THE INDEPENDENT PROXY WILL VOTE IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS.

(Continued, and to be marked, dated and signed, on the other side)